FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month June, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated June 18, 2021.

June 18, 2021

The United States

Securities and Exchange Commission

Washington D. C. 20549

United States of America

Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, copy of Company's Report on Form 6-K dated June 18, 2021 in connection with press release issued by S&P Global Ratings. We enclose herewith a copy of Press release dated June 18, 2021 as forwarded to Indian stock exchanges in this regard.

This is for your reference and records.

Yours faithfully,

For ICICI Bank Limited

/s/ Vivek Ranjan

Vivek Ranjan

Chief Manager

Encl : as above

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Research Update:

ICICI Bank Outlook Revised To Stable From Negative; Ratings Affirmed

June 18, 2021

Overview

-	ICICI Bank Ltd.'s financial performance will benefit from capital accretion through sale of stake in subsidiaries and gradual normalization of earnings.

-	We revised our rating outlook on ICICI Bank to stable from negative. We affirmed our 'BBB-' long-term and 'A-3' short-term issuer credit ratings on the India-based bank, and the 'BBB-' long-term issue rating on its senior notes.

-	The stable outlook reflects our expectation that ICICI Bank's capitalization will remain strong over the next 24 months, despite some deterioration in asset quality owing to COVID-19.

Rating Action

On June 18, 2021, S&P Global Ratings revised its rating outlook on ICICI Bank Ltd. to stable from negative. We affirmed our 'BBB-' long-term and 'A-3' short-term issuer credit ratings on the

India-based bank. We also affirmed our 'BBB-' long-term issue rating on ICICI Bank's senior notes.

Rationale

We revised the rating outlook to reflect our view that ICICI Bank will maintain its strong capital position over the next 24 months. The bank will benefit from the sale of stake in subsidiaries and gradual normalization of earnings, which should reduce risks associated with its capital position.

We forecast ICICI Bank will maintain a risk-adjusted capital (RAC) ratio of more than 10% over the next 24 months. Our expectation factors in 13%-14% credit growth for the bank, an improvement in earnings, and sale of stake in insurance subsidiaries over the period.

ICICI Bank's stressed loans (nonperforming loans and restructured loans) are likely to remain high when compared to that of international peers. We expect the bank's stressed loans to peak at 6% of total loans in fiscal 2022 (year ending March 31, 2022), lower than our estimate of 11%-12% for the Indian banking industry. We forecast ICICI Bank's credit costs will be about 2.0% of total loans in fiscal 2022 before normalizing to the long-term average of about 1.5% from fiscal 2023. The

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www.spglobal.com/ratingsdirect	June 18, 2021 1

Research Update: ICICI Bank Outlook Revised To Stable From Negative; Ratings Affirmed

bank's new nonperforming loans (NPLs) are likely to stay elevated in fiscal 2022 owing to the impact of the second wave of COVID-19 infections. In our view, localized lockdowns will hit small and midsize enterprise (SME) borrowers the most. Retail loans, especially unsecured personal loans and credit card debt, are also vulnerable. For ICICI Bank, SME loans (accounting for 4.2% of total loans), personal loans (6.7%), credit cards (2.4%) and rural loans (10%) could contribute to the increase in NPLs.

ICICI Bank has made COVID-19 related provisions to the tune of 1% of advances. This should help smoothen the hit from pandemic-related losses. The bank's better customer profile and underwriting relative to the Indian banking system should limit losses. Most of ICICI Bank's retail loans are to salaried professionals and have low loan-to-value ratios (e.g. average for home loans is 65%). Moreover, 65%-75% of loans in key retail segments (such as mortgage, vehicle, and personal loans) are to existing liability customers. ICICI Bank's aggressive write-off strategy and recovery of NPLs should also contain its stressed loans.

ICICI Bank's lower credit costs than in the past should enhance its profitability. We estimate core earnings will be 1.3%-1.6% of assets over the next two years, with further upside possible from the sale of stake in subsidiaries.

Outlook

The stable outlook reflects our view that ICICI Bank's capitalization will remain strong over the next 24 months, aided by better earnings and profit from sale of stake in subsidiaries. We factor in a slight deterioration in the bank's asset quality and performance due to COVID-19.

In our base case, ICICI Bank will maintain its strong market position, strong capital, better-than-system asset quality, and good funding and liquidity over the next 24 months.

Downside scenario

We could lower the ratings on ICICI Bank if the bank is unable to maintain a RAC ratio above 10% on a sustained basis. This could be due to higher credit growth than we expect, a sharp rise in credit costs, or sale of stake in subsidiaries not progressing as planned.

Upside scenario

An upgrade of ICICI Bank is unlikely in the next one to two years because that would require an improvement in the bank's financial profile as well as the sovereign credit rating on India.

Our assessment of ICICI Bank's financial profile may improve if: (1) the bank's asset quality strengthens to levels in line with international peers; and (2) it maintains its capitalization at a strong level.

Ratings Score Snapshot

Issuer Credit Rating	BBB-/Stable/A-3
Stand-alone credit profile	bbb-
Anchor	bb+
Business Position	Strong (+1)

www.spglobal.com/ratingsdirect	June 18, 2021 2

Research Update: ICICI Bank Outlook Revised To Stable From Negative; Ratings Affirmed

Capital and Earnings	Strong (+1)
Risk Position	Moderate (-1)
Funding and Liquidity	Average and Adequate (0)
Support	0
GRE Support	0
Group Support	0
Sovereign Support	0
Additional Factors	0

Related Criteria

-	General Criteria: Hybrid Capital: Methodology And Assumptions, July 1, 2019

-	General Criteria: Group Rating Methodology, July 1, 2019

-	Criteria | Financial Institutions | General: Risk-Adjusted Capital Framework Methodology, July 20, 2017

-	General Criteria: Methodology For Linking Long-Term And Short-Term Ratings, April 7, 2017

-	Criteria | Financial Institutions | Banks: Assessing Bank Branch Creditworthiness, Oct. 14, 2013

-	Criteria | Financial Institutions | Banks: Quantitative Metrics For Rating Banks Globally: Methodology And Assumptions, July 17, 2013

-	Criteria | Financial Institutions | Banks: Banks: Rating Methodology And Assumptions, Nov. 9, 2011

-	Criteria | Financial Institutions | Banks: Banking Industry Country Risk Assessment Methodology And Assumptions, Nov. 9, 2011

-	General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

Related Research

-	Second COVID Wave May Derail India's Budding Recovery, May 5, 2021

-	Banking Industry Country Risk Assessment: India, Feb. 24, 2021

-	Tech Disruption In Retail Banking: Top-Tier India Banks Lead The Change, Jan. 18, 2021

Ratings List

Ratings Affirmed; Outlook Action
ICICI Bank Ltd.	To	From
Issuer Credit Rating
Foreign Currency	BBB-/Stable/A-3	BBB-/Negative/A-3

www.spglobal.com/ratingsdirect	June 18, 2021 3

Research Update: ICICI Bank Outlook Revised To Stable From Negative; Ratings Affirmed

Ratings Affirmed
ICICI Bank Ltd. (Dubai Branch)
Senior Unsecured	BBB-
ICICI Bank Ltd. (New York Branch)
Senior Unsecured	BBB-

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings' public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

www.spglobal.com/ratingsdirect	June 18, 2021 4

Research Update: ICICI Bank Outlook Revised To Stable From Negative; Ratings Affirmed

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www.spglobal.com/ratingsdirect	June 18, 2021 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 18, 2021	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager